

# Rameez Sajwani · 3rd

Co-Founder / CTO at Fuchsia Inc.

Greater Seattle Area · 500+ connections · **Contact info**

Fuchsia Inc.

SZabist

## Experience



### Co-Founder / CTO

Fuchsia Inc.

Jan 2016 – Present · 4 yrs 1 mo

Greater Seattle Area

I am leading the tech org at Fuchsia as a CTO, where I manage all Tech Operations, Development & Research for core products. My responsibilities include

- Conceptualized, researched, and built product prototypes to meet consumer needs and maximize profits.
- Direct all organizational operations, policies, and objectives to maximize productivity and returns.
- Analyze complex scenarios and use creative problem-solving to turn challenges in ...**see more**

 **Startup Spotlight:** Online retailer Fuchsi...

 **Seattle's Fuchsia shoes** wants to be the next...



### Software Development Engineer (AWS S3 Index Service)

Amazon Web Services

Feb 2014 – Jan 2016 · 2 yrs

Amazon's Simple Storage Service (S3) provides a key-value-oriented interface to an infinitely scalable and durable storage system. S3 currently stores over 4 trillion objects and regularly services over a million requests per second at peak.

...**see more**

### Microsoft

8 yrs



### Senior Software Design Engineer (Windows Azure Storage)

2012 – 2014 · 2 yrs

Redmond

Windows Azure Storage (WAS) is a high available cloud storage system that provides customers the ability to store seemingly limitless amounts of data for any duration of time. I worked in the Front-End team of storage. FE is responsible for services like authentication/authorization, cache management, request routing logic, communica ...**see more**



### Software Design Engineer (AdCenter)

2006 – 2012 · 6 yrs

Redmond

Bing Ads is an easy-to-use online advertising platform through which you can conveniently plan, execute, and adjust your online advertising programs as needed to ensure that your ads optimize your ROI.

...**see more**

### Web Application Developer
CMA-CGM
2004 – Aug 2006 · 2 yrs

CMA CGM is among the leaders in container shipping. I was responsible for different eService operations which range from fleet /container tracking to billing and reporting. Some of the important projects I worked on are

...see more

### Software Engineer
Kalsoft Pvt. Ltd
2002 – 2004 · 2 yrs
Pakistan

KalSoft is the leading software company in Karachi, Pakistan. I worked on different projects and technologies at KalSoft. Some of them are

Public Map: Public Map is a GIS product to cater the needs of Local Governments of ...see more

## Education

### SZabist
Masters, Computer Science, A
2002 – 2003

### National University of Computer and Emerging Sciences
BCS, computer science
1999 – 2002

## Skills & Endorsements

**Software Development** · 49

Endorsed by **Fahim ul Haq and 11 others who are highly skilled at this**

Endorsed by **14 of Rameez's colleagues at Microsoft**

**C#** · 33

Endorsed by **Arif Saifee and 5 others who are highly skilled at this**

Endorsed by **8 of Rameez's colleagues at Microsoft**

**.NET** · 32

Endorsed by **Raheel Kamal and 1 other who is highly skilled at this**

Endorsed by **2 of Rameez's colleagues at Microsoft**

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